October 22, 2008

Tabitha Akins
Staff Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

RE:  File No. 000-16867

Dear Ms. Akins:

This letter is being sent in response to our recent telephone conversation regarding additional clarification regarding the comments to our Form 10Q filing for March 31, 2008.

Attached with this letter is our proposed note disclosure regarding fair value measurements.  Please note the table presented has been changed to eliminate our previous column titled “Other Valuations”.  This column should not have been included in the table as it represented assets that are not carried at fair value.  Our presentation now reflects our financial assets that are covered pursuant to SFAS 157 with the extraneous information removed.

We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or concerns regarding the above, please feel free to contact me.  My telephone number is (217) 241-6363 and my e-mail address is ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President